

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

Via Email
Mr. Manu Kumaran
Chief Executive Officer
Medient Studios, Inc.
4750 Vanalden Avenue
Tarzana, VA 91356

      Re: **Medient Studios, Inc.**
                  Form 8-K Filed November 28, 2012
                  File No. 000-53835

Dear Mr. Kumaran:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Melissa Kindelan

                                    Melissa Kindelan
                                    Staff Accountant